                                                                    EXHIBIT 99.1

[DELOITTE & TOUCHE LLP LOGO]


________________________________________________________________________________

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993, AND
INDEPENDENT AUDITORS' REPORT
________________________________________________________________________________


[DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL
LOGO]

[DELOITTE & TOUCHE LLP LOGO & LETTERHEAD]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
   Somerset Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Somerset Pharmaceuticals, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
-----------------------------

February 2, 1996


[DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL
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

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994

--------------------------------------------------------------------------------

ASSETS                                              1995            1994
CURRENT ASSETS:
  Cash and cash equivalents                      $21,315,000     $17,529,000
  Investment securities                              180,000       3,338,000
  Accounts receivable (net of allowance
   for doubtful accounts of $100,000)             13,875,000      20,653,000
  Inventories                                      6,551,000       5,293,000
  Prepaid expenses and other current assets        2,072,000       1,957,000
                                                 -----------     -----------
     Total current assets                         43,993,000      48,770,000

PROPERTY AND EQUIPMENT - Net                       5,496,000       4,266,000

INTANGIBLE ASSETS - Net                            1,451,000       1,644,000

OTHER ASSETS                                         180,000         470,000
                                                 -----------     -----------
                                                 $51,120,000     $55,150,000
                                                 ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY                 1995           1994
CURRENT LIABILITIES:
  Accounts payable                               $ 1,512,000     $   292,000
  Accrued marketing costs                              -          11,000,000
  Royalty payable                                  4,676,000       5,850,000
  Medicaid payable                                 1,004,000         837,000
  Other accrued expenses                           1,479,000       1,996,000
  Accrued research and development                 1,921,000       1,901,000
  Income taxes payable                             4,390,000       5,017,000
  Amounts due to related parties                   2,075,000       2,318,000
                                                 -----------     -----------
     Total current liabilities                    17,057,000      29,211,000

DEFERRED REVENUE                                      63,000         292,000

STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 13,719
    shares authorized, 11,297 shares issued            -              -
  Retained earnings                               34,452,000      26,099,000
  Less treasury stock, 644 shares at cost           (452,000)       (452,000)
                                                 -----------     -----------
     Total stockholders' equity                   34,000,000      25,647,000
                                                 -----------     -----------
                                                 $51,120,000     $55,150,000
                                                 ===========     ===========

See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

--------------------------------------------------------------------------------

                                 1995           1994           1993
NET SALES                    $107,365,000   $124,566,000   $118,998,000
                             ------------   ------------   ------------

COSTS AND EXPENSES:
  Cost of sales                13,617,000     16,399,000     13,991,000
  Marketing                     4,862,000     23,457,000     25,826,000
  Research and development     17,904,000     10,424,000      9,134,000
  Administrative                8,601,000      9,845,000      8,005,000
                             ------------   ------------   ------------
                               44,984,000     60,125,000     56,956,000
                             ------------   ------------   ------------
                               62,381,000     64,441,000     62,042,000

OTHER INCOME                    2,172,000        568,000      1,131,000
                             ------------   ------------   ------------
INCOME BEFORE INCOME TAXES     64,553,000     65,009,000     63,173,000

PROVISION FOR INCOME TAXES     20,200,000     20,900,000     21,408,000
                             ------------   ------------   ------------
NET INCOME                   $ 44,353,000   $ 44,109,000   $ 41,765,000
                             ============   ============   ============

See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

--------------------------------------------------------------------------------

                                            COMMON STOCK     TREASURY STOCK        RETAINED        STOCKHOLDERS'
                                           SHARES   AMOUNT  SHARES    AMOUNT       EARNINGS          EQUITY
BALANCE, DECEMBER 31, 1992                 11,297   $  --     644   $(452,000)   $  2,640,000    $  2,188,000

  Accretion of the carrying value of the
    redeemable preferred stock               --        --     --         --           (15,000)        (15,000)
  Net income                                 --        --     --         --        41,765,000      41,765,000
  Dividends                                  --        --     --         --       (26,400,000)    (26,400,000)
                                           ------   -----     ---   ---------    ------------    ------------

BALANCE, DECEMBER 31, 1993                 11,297      --     644    (452,000)     17,990,000      17,538,000

  Net income                                 --        --     --         --        44,109,000      44,109,000
  Dividends                                  --        --     --         --       (36,000,000)    (36,000,000)
                                           ------   -----     ---   ---------    ------------    ------------

BALANCE, DECEMBER 31, 1994                 11,297      --     644    (452,000)     26,099,000      25,647,000

  Net income                                 --        --     --         --        44,353,000      44,353,000
  Dividends                                  --        --     --         --       (36,000,000)    (36,000,000)
                                           ------   -----     ---   ---------    ------------    ------------

BALANCE, DECEMBER 31, 1995                 11,297   $  --     644   $(452,000)   $ 34,452,000    $ 34,000,000
                                           ======   =====     ===   =========    ============    ============

See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

--------------------------------------------------------------------------------

                                                               1995            1994             1993
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                               $ 44,353,000    $ 44,109,000    $ 41,765,000
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                            847,000         587,000         285,000
       Deferred tax expense (benefit)                           283,000         862,000        (800,000)
       Deferred revenue                                        (229,000)       (166,000)       (167,000)
       Changes in operating assets and liabilities:
         Accounts receivable                                  6,778,000      (4,558,000)     (1,872,000)
         Inventories                                         (1,258,000)     (1,473,000)     (1,578,000)
         Prepaid expenses and other current assets             (398,000)       (375,000)        352,000
         Accounts payable                                     1,220,000          87,000        (227,000)
         Royalty payable                                     (1,174,000)      1,070,000         190,000
         Accrued marketing costs                            (11,000,000)      1,900,000       1,386,000
         Accrued research and development                        20,000        (145,000)        981,000
         Other accrued expenses                                (350,000)        763,000         201,000
         Income taxes payable                                  (627,000)      2,117,000         570,000
         Amounts due to related parties                        (243,000)        255,000         278,000
                                                           ------------    ------------    ------------

     Net cash provided by operating activities               38,222,000      45,033,000      41,364,000
                                                           ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Net decrease in investment securities                       3,158,000         132,000       2,006,000
  Purchase of property and equipment                         (1,884,000)     (1,898,000)     (2,690,000)
  Decrease (increase) in other assets                           290,000         234,000        (268,000)
                                                           ------------    ------------    ------------

     Net cash provided by (used in) investing activities      1,564,000      (1,532,000)       (952,000)
                                                           ------------    ------------    ------------

                                                                     (Continued)

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

--------------------------------------------------------------------------------

                                                  1995           1994             1993
CASH FLOWS FROM FINANCING ACTIVITIES:
  Redemption of preferred stock              $       --      $       --      $ (1,149,000)
  Dividends paid on preferred stock                  --              --          (176,000)
  Dividends paid on common stock              (36,000,000)    (36,000,000)    (35,200,000)
  Net (decrease) increase in note payable            --          (253,000)        253,000
                                             ------------    ------------    ------------

     Net cash used in financing activities    (36,000,000)    (36,253,000)    (36,272,000)
                                             ------------    ------------    ------------

NET INCREASE IN CASH AND CASH
  EQUIVALENTS                                   3,786,000       7,248,000       4,140,000

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                            17,529,000      10,281,000       6,141,000
                                             ------------    ------------    ------------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                $ 21,315,000    $ 17,529,000    $ 10,281,000
                                             ============    ============    ============

SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION
 Cash paid during the year for:
    Interest                                 $       --      $      7,000    $      5,000
                                             ============    ============    ============
    Income taxes                             $ 22,074,000    $ 17,683,000    $ 21,259,000
                                             ============    ============    ============

See notes to consolidated financial statements.

SOMERSET PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

--------------------------------------------------------------------------------

1.      PRINCIPLES OF CONSOLIDATION AND OPERATIONS

        The consolidated financial statements include the accounts of Somerset Pharmaceuticals, Inc. (the "Company") and its wholly owned subsidiaries, Somerset Pharmaceuticals Holding Company and Somerset Caribe, Inc. The Company is jointly owned by Mylan Laboratories, Inc. and Watson Pharmaceuticals, Inc., with each owning 50% of the outstanding common stock of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company, incorporated in February 1986, is engaged in the development, testing and marketing of drugs to be used in the treatment of various human disorders. Currently, the Company manufactures (at its plant in Puerto
        Rico), markets and sells Eldepryl, which is used as a treatment for Parkinson's Disease. The Company has exclusivity relating to the chemical compound Eldepryl, for use as a treatment for late stage Parkinson's Disease through June of 1996.

        The Company is party to an exclusive 14-year agreement (through November 22, 2003) with Chinoin Pharmaceutical Company ("Chinoin") of Budapest, Hungary under which Eldepryl and other new potential drugs resulting from Chinoin research are made available for licensing by the Company. The license agreement requires the Company to pay royalties equal to 7% of net sales of Eldepryl including sub-license revenues. The Company incurred royalty expense of approximately $8,473,000, $9,983,000 and $8,383,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        a. Cash and Cash Equivalents - The Company generally considers debt instruments purchased with a maturity of three months or less and investments in money market accounts to be cash equivalents.

        b. Investment Securities - Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of adopting SFAS No. 115 on the Company's financial statements was not material. Gross proceeds from sales and maturities of investments approximated $4,898,000 and $70,000 in 1995, and $797,000 and $750,000 in 1994, respectively, and realized gains or losses were not material. At December 31, 1995 and 1994, the investment securities were available-for-sale, and there were no material unrealized gains or losses.

        c. Inventories - Inventories are stated at the lower-of-cost or market, with cost determined on a first-in, first-out basis.

        d. Property and Equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets by the straight-line method. Estimated useful lives are five to seven years for machinery and equipment and furniture and fixtures and 35 years for the building.

        e. Intangible Assets - Intangible assets are amortized on a straight-line basis over 14 years.

        f. Research and Development - Research and development costs are expensed as incurred.

        g. Concentration of Credit Risk - The Company's product is sold throughout the United States. The Company performs ongoing credit evaluation of its customers financial condition and generally requires no collateral from its customers.

        h. Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period.

3.      INVENTORY

        Inventory consists of the following at December 31, 1995 and 1994:

                                       1995             1994
          Raw material            $   5,091,000     $   4,686,000
          Work in process               163,000           375,000
          Finished goods              1,297,000           232,000
                                  -------------     -------------

          Total                   $   6,551,000     $   5,293,000
                                  =============     =============

4.      PROPERTY AND EQUIPMENT

        Property and equipment consist of the following at December 31, 1995 and 1994:

                                                        1995             1994

          Land                                   $       300,000     $     300,000
          Building                                     2,255,000         2,067,000
          Machinery and equipment                      4,048,000         2,410,000
          Furniture and fixtures                         146,000            87,000
                                                   -------------     -------------
                                                       6,749,000         4,864,000
          Less accumulated depreciation                1,253,000           598,000
                                                   -------------     -------------

          Property and equipment - net             $   5,496,000     $   4,266,000
                                                   =============     =============

5.      SUB-LICENSE OF RIGHTS

        On February 9, 1988, the Company granted a sub-license to its exclusive right and license to use its technology to Draxis Health Inc. (formerly Deprenyl Research Limited) to commercialize certain drugs in Canada for 15 years. The Company receives a royalty of 11% of Draxis Health Inc.'s net sales over the license period.

        Royalty income, less related royalty expense to Chinoin, included in other income for the years ended December 31, 1995, 1994 and 1993 was approximately $197,000, $199,000 and $357,000, respectively.

6.      INTANGIBLE ASSETS

        Intangible assets primarily represent the cost of a modification to the terms of the Chinoin Agreement, less accumulated amortization of $1,254,000 and $1,061,000 at December 31, 1995 and 1994, respectively.

7.      CO-PROMOTIONAL AGREEMENT

        Effective October 1, 1990, the Company entered into an agreement with Sandoz Pharmaceuticals Corporation ("Sandoz") to co-promote the product Eldepryl. Under the terms of the agreement, the Company is required to make certain payments to Sandoz in the event sales of Eldepryl exceed certain predefined minimums. The agreement requires Sandoz, among other things, to expend, at a minimum, a predetermined amount for advertising during each year of the agreement. Once the predetermined levels of sales are exceeded, the Company is required to pay Sandoz for advertising expenditures made on behalf of the Company. After Sandoz's advertising expenses are reimbursed, any additional amounts are shared by Sandoz and the Company based upon the terms of the agreement.

        In December 1994, the Company amended its co-promotional agreement with Sandoz. The amended agreement eliminated certain residual period payments to Sandoz, shortened the term to March 31, 1996, eliminated certain sales force detail requirements and requires certain payments to be made to the Company if a predetermined level of sales is not achieved.

        During 1995 the Company entered into an agreement with CoCensys, Inc. for the promotion of Elderpryl. The agreement is effective January 1, 1996 and has an initial term of two years and is renewable annually thereafter. Under the terms of the agreement, the Company will compensate CoCensys, Inc. based on a predetermined formula that considers both the number of new prescriptions written and the net sales dollars in each quarter.

        During 1995, 1994 and 1993, the Company expensed $5,304,000, $22,360,000 and $24,260,000, respectively, pursuant to the agreement. Additionally, certain co-promotional fees paid by Sandoz at the commencement of the agreement are being recognized ratably by the Company during the term of the agreement (six years, expiring on March 31, 1996), and certain costs associated with the procurement, negotiation and execution of the agreement by the owners of the Company are being incurred by the Company in approximately the same amount.

8.      INCOME TAXES

        The income tax provision consists of the following for the years ended December 31, 1995, 1994 and 1993:

                                                     1995              1994             1993
          Current tax expense:
            Federal                             $  15,625,000     $  15,025,000     $  17,938,000
            State                                   4,177,000         4,899,000         4,124,000
            Foreign                                   115,000           114,000           146,000
                                                -------------     -------------     -------------

                                                   19,917,000        20,038,000        22,208,000
                                                -------------     -------------     -------------

          Deferred tax expense (benefit):
            Federal                                   256,000           754,000          (700,000)
            State                                      27,000           108,000          (100,000)
                                                -------------     -------------     -------------

                                                      283,000           862,000          (800,000)
                                                -------------     -------------     -------------

          Total provision for income taxes      $  20,200,000     $  20,900,000     $  21,408,000
                                                =============     =============     =============


        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's deferred taxes (which are included in "Other Assets" in the balance sheet) as of December 31, 1995 and 1994 are as follows:

                                                                          1995             1994
          Deferred tax assets:
            Deferred revenue                                         $      23,000     $     110,000
            Deferred compensation                                          122,000           228,000
            Chargeback allowance                                           148,000           152,000
            Other                                                           37,000            42,000
                                                                     -------------     -------------
                                                                          330,000           532,000
          Deferred tax liabilities - excess of tax amortization

            over reporting amortization                                    246,000           165,000
                                                                     -------------     -------------

              Net deferred tax assets                                $      84,000     $     367,000
                                                                     =============     =============

        The statutory federal income tax rate is reconciled to the effective tax rate as follows for the years ended December 31, 1995, 1994 and 1993:

                                                      1995     1994     1993
        Tax at statutory rate                         35.0%    35.0%    35.0%
        State income tax (net of federal benefit)      2.8      3.5      4.1
        Tax credits                                   (9.4)    (9.9)    (7.2)
        Tollgate tax                                   3.9      3.9      2.0
        Other                                         (1.0)     (.4)      --
                                                      ----     ----     ----

        Effective tax rate                            31.3%    32.1%    33.9%
                                                      ====     ====     ====

        Tax credits result principally from operations in Puerto Rico.

9.      RELATED PARTY TRANSACTIONS

        The Company incurs expenses for ongoing management services and over a six year period for specific services related to the procurement, negotiation and execution of the original co-promotion agreement by the owners of the Company. The Company also incurs other expenses from one or both of its owners as detailed below for the years ended December 31, 1995, 1994 and 1993:

                                                      1995         1994          1993
        Management fees                            $5,370,000   $6,228,000   $5,950,000
        Research and development                         --      1,020,000      835,000
        Inventory handling and distribution fees      415,000      650,000      750,000
        Rent - equipment and facilities             1,416,000    1,065,000      647,000
        Product liability insurance                      --        618,000      675,000
        Purchase of raw materials                     450,000         --           --

10.     SIGNIFICANT CUSTOMERS

        The Company had sales to certain customers which individually exceeded 10% of sales. In 1995 sales to four major customers were $23,986,000, $23,467,000, $15,733,000 and $13,111,000, respectively. In 1994 sales to three major customers were of $30,090,000, $23,479,000 and $17,991,000, respectively. In 1993 sales to three customers were $28,993,000, $27,181,000 and $16,974,000, respectively.

11.     EMPLOYEE BENEFIT PLANS

        The Company has a defined contribution profit sharing plan covering substantially all employees. Contributions are made at the discretion of the Board of Directors. Additionally, during 1994, the Company initiated a deferred compensation plan for certain key employees. Contributions are based on profitability levels for the year. During 1995, 1994 and 1993, the Company recorded expense of $83,000, $755,000 and $100,000 for these plans, respectively.

                                   * * * * * *